FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 1, 2006

Item 3: News Release:

A news release dated and issued on November 1, 2006 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold wishes to announce the arrangement o f $1.5 million in debt and equity financing.

Item 5: Full Description of Material Change:

November 1, 2006, (Vancouver, BC) - Freegold Ventures Limited ("Freegold") wishes to announce the arrangement of $1.5 million in debt and equity financing that will be used to fund on-going resource expansion drilling and metallurgical testing at its Almaden gold project in Idaho, on-going bulk sampling at its Golden Summit project in Alaska, and for general working capital purposes.

The $1 million debt financing will have a term of 1 year, an interest rate of 8%, and will be secured by the gold contained within the stockpile of bulk sampled vein material currently being collected from high grade surface veins at the company’s Golden Summit project in Alaska.  The lenders will have the option to accelerate the repayment of the loan upon Freegold obtaining subsequent equity financing in excess of $2 million, and Freegold agrees to apply net proceeds from the processing and sale of gold contained within the stockpiles in the spring of next year against any unpaid loan balances.  As consideration for the loan, the lenders will receive 250,000 non-transferable warrants that will entitle the holders to purchase common shares of Freegold at a price of $0.55 per share during the twelve month period following the date of issuance of the warrants, and at a price of $0.65 per share during the subsequent twelve month period.

In addition, Freegold announced a non-brokered private placement of up to 1,111,111 units at a purchase price of $0.45 per unit for gross proceeds of up to $500,000. Each unit will consist of one common share of Freegold and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.55 per share during the twelve month period following the date of issuance of the warrants, and at a price of $0.65 per share during the subsequent twelve month period.

No finder’s fees or commissions will be paid on either transaction.   The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of November 2006.